FundX Investment Trust
101 Montgomery Street, Suite 2400
San Francisco, California 94104

January 24, 2020

VIA EDGAR TRANSMISSION

Mr. Christopher Bellacicco
Division of Investment Management
United States Securities and Exchange Commission
100 “F” Street, N.E.
Washington, D.C. 20549

Re:	FundX Investment Trust (the “Trust”)
SEC File Numbers: 333-194652; 811-22951

Dear Mr. Bellacicco:

This correspondence is being filed in response to your January 8, 2020 comments provided to Scott Resnick of U.S. Bank Global Fund Services regarding the Trust’s Post-Effective Amendment (“PEA”) No. 21 to its registration statement on Form N-1A. PEA No. 21 was filed pursuant to Rule 485(a)(1) under the Securities Act of 1933 on November 26, 2019 and is intended to become automatically effective on January 30, 2020. PEA No. 21 was filed for the primary purpose of updating the rating methodology of the FundX Sustainable Impact Fund. The Trust will be filing PEA No. 22 pursuant to Rule 485(b) on or before January 30, 2020 so that it will become automatically effective simultaneously with PEA No. 21. PEA No. 22 will:

(1) reflect the Staff’s comments as outlined in this correspondence; and
(2) add the audited financial statements and certain related financial information for the fiscal year ended September 30, 2019, as well as performance information for the calendar year ended December 31, 2019.
For your convenience in reviewing the Trust’s responses, your comments and suggestions are included in bold typeface immediately followed by the Trust’s responses.

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1.	Please provide the staff with the Acquired Fund Fees and Expenses and Other Expenses values from the fees and expenses tables.

The Trust responds by providing the Acquired Fund (Underlying Fund) Fees and Expenses and the Other Expenses below and has made the updates in each Fund’s fees and expenses table:

FundX Upgrader Fund
Other Expenses	0.28%
Acquired Fund Fees and Expenses	0.56%
FundX Aggressive Upgrader Fund
Other Expenses	0.44%
Acquired Fund Fees and Expenses	0.68%
FundX Conservative Upgrader Fund
Other Expenses	0.35%
Acquired Fund Fees and Expenses	0.59%
FundX Flexible Income Fund
Other Expenses	0.31%
Acquired Fund Fees and Expenses	0.63%
FundX Sustainable Impact Fund
Other Expenses	0.52%
Acquired Fund Fees and Expenses	0.72%

2.	Please ensure the principal risks of the components of each strategy are disclosed in the principal risks section of each summary section of the prospectus.

The Trust responds by ensuring that the principal risks of the components of each strategy are disclosed in the principal risks section for each Fund.

3.	With respect to “Derivatives Risk” for the FundX Upgrader Fund and the FundX Flexible Income Fund, please provide disclosure tailored to the types of derivatives discussed in each Fund’s strategy.

The Trust responds by stating that derivatives are not a principal investment strategy of the FundX Upgrader Fund or the FundX Flexible Income Fund and thus not a principal risk of either Fund. Accordingly, the Trust has removed Derivatives Risk from the principal risks summary sections for the FundX Upgrader Fund and the FundX Flexible Income Fund.

4.	Please confirm whether the expense limitation agreement will be triggered when each fee table is completed, and if not, please remove the respective footnote.

The Trust responds by confirming that the expense limitation agreement will be triggered for the FundX Aggressive Upgrader Fund, the FundX Flexible Income Fund, the FundX Conservative Upgrader Fund, and the FundX Sustainable Impact Fund. No footnotes will need to be removed.

5.	With respect to the “junk bonds” referenced in the Principal Investment Strategies section of the FundX Flexible Income Fund, please disclose that junk bonds are speculative.

The Trust responds by revising the disclosure to the “High Yield Securities (Junk Bond) Risk” in the principal risks section of the FundX Flexible Income Fund as follows:

High-Yield Securities (Junk Bond) Risk – The value of fixed-income securities held by the Underlying Funds that are rated below investment grade are subject to additional risk factors such as increased possibility of default, illiquidity of the security and changes in value based on public perception of the issuer. High-yield securities are speculative and issuers of high-yield securities may have reduced capacity to repay interest and principal.

6.
With respect to the “other approaches” referenced in the fourth paragraph of the Principal Investment Strategies section of the FundX Flexible Income Fund, please explain what is meant by the term “other approaches.”

The Trust responds by removing the statement “other approaches” as the investment strategies of underlying funds do not include any other approaches other than those strategies listed. The Trust has updated this sentence as follows:

To a lesser extent the Flexible Income Fund may also invest a portion of its assets in Total Return Underlying Funds, which may employ a wide variety of investment strategies, including blending equity securities with fixed income instruments, and techniques designed to provide steady returns with dampened volatility, such as market neutral, long/short, and arbitrage strategies ~~or other approaches~~.

7.	Please explain how holding up to 50% of assets in underlying funds with a focus on emerging markets is consistent with the FundX Conservative Upgrader Fund’s conservative name and approach.

The Trust responds by clarifying that the FundX Conservative Upgrader Fund does not consider the use of emerging market securities as a principal investment strategy, and has therefore the Trust has removed this sentence from the Principal Investment Strategies section.

8.	Please discuss the techniques the FundX Conservative Upgrader Fund will use to hedge its bond market exposure.

The Trust responds by updating the Principal Investment Strategies section to remove the reference to hedging, as the fund does not use hedging techniques to control downside risk. The second to last sentence of the fourth paragraph of the section has been updated as follows:

The Conservative Fund aims to control downside risk by limiting exposure to more volatile areas of the bond market ~~and/or hedging its bond market exposure~~.

9.
With respect to the FundX Sustainable Impact Fund’s “ESG Funds” section, please explain what is meant by “ESG Rating” and how it differs from the Morningstar Portfolio Sustainability Rating discussed in the following paragraph.

The Trust responds by clarifying that “ESG Rating” refers to the Morningstar Portfolio Sustainability Rating and has replaced the term “ESG Rating” with “Morningstar Portfolio Sustainability Rating.”

10.	With respect to the “Account and Transaction Policies” regarding redemptions, please confirm whether the Funds will also redeem in-kind and if so, please disclose.

The Trust responds by supplementally confirming that the Trust has a policy to redeem in-kind but expects to redeem shareholders in cash or cash equivalents, either with Fund cash holdings, proceeds from the sale of securities, or use of the Fund’s line of credit. Because the Trust has no intention of redeeming in-kind, mention of the policy has been reserved for the SAI. The Trust has revised the redemptions disclosure in the SAI by adding the following to the end of the second paragraph of the How to Sell Shares and Delivery of Redemption Proceeds section in the SAI:

Though unlikely, a Fund may elect to make a redemption in-kind. Any in-kind redemption would be made by way of a pro rata distribution of securities that are traded on a public securities market or for which quoted bid prices are available, after excluding (1) securities which, if distributed, would be required to be registered under the Securities Act of 1933, as amended; (2) securities issued by entities in countries which (a) restrict or prohibit the holding of securities by non-nationals other than through qualified investment vehicles, such as a Fund, or (b) permit transfers of ownership of securities to be effected only by transactions conducted on a local stock exchange; and (3) certain Fund assets (such as forward foreign currency exchange contracts, futures and options contracts and repurchase agreements) that, although they may be liquid and marketable, must be traded through the marketplace or with the counterparty to the transaction in order to effect a change in beneficial ownership.

11.
With respect to the “Tools to Discourage Disruptive Short-Term Transactions” section, please disclose the amount of time between buy and sell trades that would constitute a round trip resulting in the funds restricting further purchases.

The Trust responds by stating that the Funds generally consider a shareholder to be a frequent trader if they conduct four round trips within a 12-month period. The Trust has revised the second sentence of the second paragraph as follows:

In an effort to discourage abusive trading practices and minimize harm to the Funds and their shareholders, each Fund reserves the right, in its sole discretion, to reject any purchase order or exchange request, in whole or in part, for any reason (including, without limitation, purchases by persons whose trading activity in the Funds’ shares are believed by the Advisor to be harmful to the Funds or whether the shareholder has conducted four round trip transactions within a 12-month period) and without prior notice.

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I trust that the above responses and revisions adequately address your comments. If you have any additional questions or require further information, please contact Scott Resnick at (626) 914‑7372.

Sincerely,

/s/ Jeff Smith______________

Jeff Smith
President, FundX Investment Trust

cc:    Steven G. Cravath, Cravath & Associates, LLC